Exhibit 12.1

Ratio of Earnings to Fixed Charges

	THREE MONTHS ENDED MARCH 31, 2006	YEARS ENDED DECEMBER 31,

		2005		2004	2003	2002	2001

(in thousands, except ratios)

Income (loss) before income taxes	$62,834	$230,654	[3]	$174,039	$87,716	$36,087	$(98,662)
Add fixed charges
Interest expense	357	7,618	[3]	3,828	9,765	15,364	17,231
Interest portion of rent expense	1,504	6,280		6,185	6,113	6,235	7,005

Income (loss) before income taxes and fixed charges	$64,695	$244,552		$184,052	$103,594	$57,686	$(74,426)

Fixed charges
Interest expense	$357	$7,618 [3]		$3,828	$9,765	$15,364	$17,231
Interest portion of rent expense	1,504	6,280		6,185	6,113	6,235	7,005

Fixed charges	$1,861	$13,898 [3]		$10,013	$15,878	$21,599	$24,236

Ratio of earnings to fixed charges [1]	34.8	17.6 [3]		18.4	6.5	2.7	—
Deficiency of earnings to fixed charges [2]	—	—		—	—	—	$(98,662)

1	Ratio of earnings to fixed charges means the ratio of income before fixed charges and income taxes to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt issuance costs, and an allocation of rental charges to approximate equivalent interest.

2	Due to a net loss incurred in 2001, the ratio of earnings to fixed charges in that year was less than 1:1. We would have had to generate additional earnings in the amounts indicated in the table to have achieved a ratio of 1:1.

3	Included as a deduction from income before income taxes and as an addition to interest expense in 2005 is accelerated amortization of debt issuance costs in the amount of $5.0 million. Excluding this amortization, the ratio of earnings to fixed charges would have been 27.6 for the year ended December 31, 2005.